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Exhibit 99.2

CONTACT: Nelson F. Isabel
Director, Investor Relations
(905) 286-3000

For Immediate Release:

BIOVAIL PROVIDES STRATEGY UPDATE

Utilization of Strategic Partners to Target All U.S. Physician Groups;
Improved Operating Efficiencies, Enhancements Achieved;
Focus on Research and Development to Drive Growth

        TORONTO, Canada, December 6, 2006 — Biovail Corporation (NYSE, TSX: BVF) today announced that it will no longer maintain a U.S.-based sales organization, and that it intends to enter into supply-and-distribution agreements with strategic partners to target physicians groups in the United States. As a result of this decision, the Company has enhanced the operational efficiency of its business model. In addition, the Company announced that it would drive business growth through a targeted focus on a number of core research-and-development programs. These strategic initiatives are expected to reduce operating costs and improve operating efficiencies. Biovail is effecting these changes following a comprehensive review of all aspects of the Company's business. This news release contains forward-looking statements that are based on the Company's current views; however, actual results may differ materially from those expressed in such forward-looking statements. For more information, see the note on forward-looking information below.

        As part of the strategic review process, Biovail has decided that it will leverage strategic partners to promote its products to specialist physicians in the U.S., which is consistent with the Company's current approach to commercializing products in the U.S. primary-care market. As a result, the Biovail Pharmaceuticals, Inc. (BPI) specialty sales force and related support functions will be eliminated.

        Given these changes, BPI will cease co-promotional efforts for Ultram® ER. With respect to Zovirax®, Biovail is in active discussions with multiple potential partners to maintain promotional support for the product line. The Company anticipates an announcement with respect to these discussions in the near term.

        In addition, after a comprehensive analysis of each of Biovail's corporate and functional areas, overhead and infrastructure costs will be reduced to improve operating efficiencies, without sacrificing effectiveness.

        "The changes to our business model will improve our operating efficiencies and margins, and will allow us to further focus on our core competency — the development and large-scale manufacture of novel medicines employing our drug-delivery technologies," said Biovail Chief Executive Officer Dr. Douglas Squires. "While restructuring initiatives are never easy, Biovail strongly believes that this 'back-to-basics' approach is consistent with its heritage and commitment to maximize shareholder value."

        In Canada, Biovail will maintain its direct-selling commercial presence through Biovail Pharmaceuticals Canada (BPC), which has an enviable track record of success in promoting products to health-care practitioners across the country. The relative size of the Canadian market makes a direct-selling presence more feasible within the Company's current infrastructure. The 100-member BPC sales force currently promotes Tiazac® XC, Wellbutrin® XL, Glumetza™ and the Lescol® franchise to Canadian physicians. Business development efforts to identify new products for BPC will continue.

        The cost-cutting measures are expected to result in restructuring charges (primarily related to severance costs), the majority of which will be booked in the fourth quarter of 2006. See the separate news release issued December 6, 2006, Biovail Provides Financial Update, 2007 Guidance.

Focus on Research and Development

        Biovail intends to materially increase its investment in research and development over the next several years. The Company will focus its efforts on three core segments: (1) enhanced formulations of existing products, (2) combination products incorporating different classes of drugs, and (3) difficult-to-manufacture generic pharmaceuticals.

        "Beginning with the launch of Tiazac® 10 years ago, Biovail's growth has been driven by the successful application of our drug-delivery technologies. Since then, we've developed over 15 pharmaceutical products and have generated over $4.6 billion in Biovail product revenues," said Eugene Melnyk, Biovail's Chairman. "Biovail's new strategy, which was unanimously approved by the Board, is consistent with our heritage. Going forward, we will drive business growth through a renewed focus on internal research-and-development efforts."

        With respect to previously disclosed pipeline products, Biovail remains in partnership discussions with several pharmaceutical companies for commercialization rights. Given the inherent development risk with any pharmaceutical product, engaging strategic partners earlier in the product-development cycle may allow programs to be progressed in a more cost-effective manner, while maximizing the available number of pipeline opportunities and their potential for success.

        Additionally, Biovail has amended its April 2002 agreement with Ethypharm S.A. to now include the development of four undisclosed products. Among these are BVF-087 and BVF-065, which target large markets in central nervous system disorders; BVF-239, a cardiovascular product; and BVF-300, a product targeting the gastrointestinal-disease market. In aggregate, these novel formulations target brands with U.S. sales in excess of $9 billion, according to IMS Health.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

        To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of the "safe harbor" provisions of applicable Canadian securities legislation. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

        Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, regulatory matters including compliance with pharmaceutical regulations, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission ("OSC"), and other securities regulatory authorities in Canada. Additional information about these factors and about the material factors or assumptions underlying any such forward-looking statements may be found in our current Annual Report on Form 20-F, and in particular under the heading "Risk Factors" under Item 3, Sub-Part D. Biovail cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

About Biovail Corporation

        Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

        For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

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BIOVAIL PROVIDES STRATEGY UPDATE Utilization of Strategic Partners to Target All U.S. Physician Groups; Improved Operating Efficiencies, Enhancements Achieved; Focus on Research and Development to Drive Growth